Exhibit 99.1

Focus Media Reports Second Quarter 2007 Results
Second Quarter Revenue Increased by 126.3% and Net Income Increased by 126.2% Year-over-year

SHANGHAI, China, September 27, 2007 – Focus Media Holding Limited (Nasdaq: FMCN), China’s largest digital media group, today announced its unaudited financial results for the second quarter ended June 30, 2007.

Highlights for Second Quarter 2007:

● Total revenues grew 126.3% year-over-year and 97.5% quarter-over-quarter to $113.3 million.

● Net income for the second quarter was $37.7 million, up 126.2% year-over-year and 131.5% quarter-over-quarter. Fully diluted net income per ADS for the second quarter of 2007 was $0.32. Focus Media also provides operating margin, net income and earnings per ADS on a non-GAAP basis that exclude non-cash share-based compensation expense and acquired intangible assets amortization expense to enable investors to better assess the Company’s operating performance. The non-GAAP measures are described below and reconciled to the corresponding GAAP measure in the section below titled “Use of non-GAAP Financial Measures”. Net income, excluding non-cash share-based compensation expenses and amortization of acquired intangible assets resulting from acquisitions (non-GAAP) for the second quarter was $45.3 million or $0.38 per fully diluted ADS.

● As our digital media offerings to our advertising clients continue to expand, we will be reporting our advertising service revenues under three separate lines going forward: Digital out-of-home which includes our commercial location network (which includes our Premier Office Building Channel A and other commercial location network channels, our outdoor LED network and our movie theater network), our in-store network and our in-elevator poster frame network; Mobile handset advertising; and Internet advertising. In the second quarter of 2007, digital out-of-home advertising revenue was $76.9 million.

■ Advertising service revenue from our commercial location network, including revenue from our outdoor LED network (also referred to as our iStreet Network) and movie theater advertising network, grew 67.8% year-over-year and 61.4% quarter-over quarter to $51.1 million.

■ Advertising service revenue from our in-store network grew 10.8% year-over-year and 9.1% quarter-over-quarter to $7.2 million.

■ Advertising service revenue from our in-elevator poster frame network grew 89.7% year-over-year and 46.4% quarter-over-quarter to $18.5 million in the second quarter 2007.

● Mobile handset advertising revenue grew 253.8% year-over-year and 81.1% quarter-over-quarter, to $10.9 million in the second quarter 2007.

● Internet advertising revenue, primarily from revenues following the acquisition of Allyes in the first quarter 2007, was $25.2 million in the second quarter of 2007.

“We saw strong demand growth in the second quarter of 2007. In addition, upon the successful integration of Allyes, we have further expanded our ability to offer highly-effective cross-media solutions catering to the needs of our advertising clients. We believe Internet advertising will become another key growth driver for Focus Media in the future,” said Jason Jiang, CEO of Focus Media. “Among our media networks, the in-store business is characterized by relatively low margin and intense competition. Going forward, we will focus on market share expansion by investing aggressively to secure additional store locations throughout China. Recently, we have signed up RT-Mart, one of the leading hypermarket chains with more than 60 stores in major cities in China and a partner of Auchan Group in France. We believe, by developing the largest in-store digital advertising network in China, we will be able to offer the most attractive media solutions for our fast-moving-consumer-goods (FMCG) advertising clients.”

Second Quarter Financial Results

For the second quarter of 2007, Focus Media reported total revenues of $113.3 million, an increase of 126.3% compared to $50.1 million for the second quarter of 2006, and an increase of 97.5% compared to $57.3 million for the first quarter of 2007.

Our total digital out-of-home advertising revenue was $76.9 million in the second quarter of 2007, an increase of 64.4% from $46.8 million in the second quarter of 2006 and a sequential increase of 50.8% from $51.0 million in the first quarter of 2007. In the second quarter of 2007, commercial location advertising revenue was $51.1 million, contributing 66.4% of total digital out-of-home advertising revenue. Advertising service revenue from our in-store network was $7.2 million, or 9.4% of total digital out-of-home advertising revenue. Advertising service revenue from our poster frame network placed primarily in the elevators of residential complexes was $18.5 million in the second quarter of 2007, or 24.1% of total digital out-of-home advertising revenue.

Due to continuing expansion of our media offerings and strong demand from our customers, we have started to offer customized media solutions tailored to the needs of our large advertising clients. We have also extended the cycle time of our commercial location network in certain cities to more than 12 minutes. As a result, the number of 30-second equivalent time slots sold (“Slot Sold”) and average revenue per 30-second equivalent time slot (“ASP”) for our networks are no longer as representative. Therefore, going forward, we will no longer provide such data in our earning reports.

As of June 30, 2007, the total installed base of displays in our commercial location network was 89,687 nationwide, including 85,010 displays through our directly owned networks, and 4,677 displays through our regional distributors. In the second quarter of 2007, we continued to expand the installed base of our hypermarkets to 1,205 stores from 1,196 hypermarkets as of March 31, 2007. The installed base of supermarkets and convenience stores was 734 and 2,056, respectively, as of June 30, 2007. The number of displays installed in our in-store network increased to 41,322 as of June 30, 2007 compared to 40,736 as of March 31, 2007. The total number of frames available for sale was 161,435 as of June 30, 2007, as compared to 124,542 as of March 31, 2007. As of August 30, 2007, we had installed 6,796 digital 2.0 frames, mainly in Beijing, Shanghai, Guangzhou and Shenzhen.

Mobile Advertising Business

Advertising service revenue from Focus Media Wireless in the second quarter of 2007 was $10.9 million, up 253.8% from $3.1 million in the second quarter of 2006 and 81.1% from $6.0 million in the first quarter of 2007.

Internet Advertising Business

Advertising service revenue from Allyes was $25.2 million in the second quarter of 2007. Digital marketing service, digital marketing technology and digital performance media contributed 90.0%, 3.4%, 6.6% respectively to the total Internet advertising revenue.

Gross profit for the second quarter of 2007 was $61.8 million, representing an increase of 117.2% compared to $28.5 million for the corresponding period a year ago and a 94.8% increase compared to $31.8 million in the first quarter 2007. In the second quarter 2007, gross margin for our digital out-of-home business was 63.1%. Within the digital out-of-home business, commercial location network gross margin was 65.0%, in-store network gross margin was 28.4%, and the poster frame network gross margin was 71.6%. The gross margin for our mobile advertising business was 58.0%. The gross margin for our Internet advertising business was 27.1% in the second quarter 2007. Blended gross margin for the company for the second quarter was 54.6%, as compared to 56.9% in the second quarter of 2006, primarily due to the addition of the lower-margin Internet advertising business to our revenue mix.

In the second quarter of 2007, operating expenses totaled $23.7 million, including $0.8 million in acquired intangible asset amortization resulting from acquisitions and non-cash share-based compensation expense of $4.6 million. Operating expenses as a percentage of total revenues in the second quarter 2007 was 20.9%, as compared to 30.2% in the previous quarter. Selling and marketing expenses in the second quarter totaled $13.2 million including $2.0 million in share compensation expense, or 11.6% of total revenues. General and administrative expense in the second quarter was $11.6 million including $2.6 million in share-based compensation expense, or 10.3% of total revenues. Our operating margin in the second quarter of 2007 was 33.7%, up significantly from 25.2% in the first quarter 2007. Excluding non-cash share-based compensation expense and acquired intangible asset amortization expense, operating margin (non-GAAP) was 40.4% in the second quarter 2007.

Net income for the second quarter of 2007 was $37.7 million, an increase of 126.2% compared to $16.7 million for the same period in 2006.  Fully diluted net income per ADS for the second quarter of 2007 was $0.32. Net income excluding non-cash share-based compensation expense and acquired intangible assets amortization expense resulting from acquisitions (non-GAAP) in the second quarter of 2007 was $45.3 million, or $0.38 per fully diluted ADS.

Other Recent Developments

On March 16, 2006, Shanghai Xicheng Cultural Dissemination Co.,Ltd, also referred to as CGEN, brought a suit against us in the Shanghai No. 1 Intermediate People’s Court on the grounds of unfair competition.  On July 25, 2007, we received the civil judgment of first instance by the Shanghai No.1 Intermediate People’s Court which dismissed the lawsuit.

In September 2007, the Audit Committee completed its investigation into allegations made by U.S. counsel to an investor described as holding a short position in Focus Media shares. Based upon its review of the evidence, the audit committee concluded that nothing has come to its attention — apart from the initial allegations that gave rise to the investigation — that would cause the audit committee to believe that Focus Media made undisclosed rebate payments to a third party advertising agency through another advertising agency, namely, Everease. We concluded that Everease is a related party based upon information developed during the investigation. Based upon its review of the evidence, the audit committee concurred with our conclusion that Everease should be deemed a related party. Subsequently, the Company filed its delayed 2006 20-F annual report on September 25, 2007. Our 2006 annual report on form 20-F is available at the investor relations portion of our website (http://ir.focusmedia.cn).

BUSINESS OUTLOOK

The Company estimates its total revenues for the third quarter of 2007 will range from $132 million to $135 million. Third quarter 2007 net income excluding share-based compensation expense and intangible assets amortization expense resulting from acquisitions (non-GAAP) is expected to be between $52 million and $54 million or $0.41 to $0.43 per fully diluted ADS based on 126 million total ADS equivalent average shares outstanding. Due to higher-than-expected growth in our Internet advertising business, the company also raises its total revenues estimates for full year 2007 to a range of $440 million to $450 million, as compared to the previously announced range of $390 million to $400 million.

USE OF NON-GAAP FINANCIAL MEASURES

In addition to Focus Media’s consolidated financial results under GAAP, the Company also provides non-GAAP financial measures, including non-GAAP operating margin, non-GAAP net income and non-GAAP earnings per fully diluted ADS, all excluding non-cash share-based compensation and acquired intangible asset amortization expense resulting from acquisitions. The Company believes that these non-GAAP financial measures provide investors with another method for assessing Focus Media’s operating results in a manner that is focused on the performance of its ongoing operations. Readers are cautioned not to view non-GAAP results on a stand-alone basis or as a substitute for results under GAAP, or as being comparable to results reported or forecasted by other companies, and should refer to the reconciliation of GAAP results with non-GAAP results for the three-month periods ended March 31 2007, and the three- and six-month periods ended June 30, 2006 and 2007, in the attached financial information.

The Company believes that both management and investors benefit from referring to these non-GAAP financial measures in assessing the performance of Focus Media and when planning and forecasting future periods. The Company computes its non-GAAP financial measures using the same consistent method from quarter to quarter. The accompanying tables have more details on the GAAP financial measures that are most directly comparable to non-GAAP financial measures and the related reconciliation between these financial measures.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except share data)

	Three months ended			Six months ended
	2007-6-30	2006-6-30	2007-3-31	2007-6-30	2006-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to shareholders	$37,715	$16,671	$16,292	$54,007	$26,104
Amortization of acquired intangible assets	2,672	1,494	1,932	4,604	2,493
Share-based compensation	4,919	1,897	4,517	9,436	3,363

Non-GAAP net income	$45,306	$20,062	$22,741	$68,047	$31,960

GAAP income per ADS — basic	$0.33	$0.16	$0.15	$0.48	$0.27

GAAP income per ADS — diluted	$0.32	$0.16	$0.15	$0.47	$0.26

Non-GAAP income per ADS — basic	$0.39	$0.20	$0.21	$0.61	$0.34

Non-GAAP income per ADS — diluted	$0.38	$0.19	$0.21	$0.59	$0.32

Shares used in calculating basic GAAP /Non-GAAP income per ADS	115,701,382	101,826,234	107,179,635	112,102,181	94,735,718

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	119,385,064	106,547,388	110,390,777	115,473,182	99,135,414

GAAP income from operations	$38,164	$16,938	$14,444	$52,608	$26,131
Amortization of acquired intangible assets	2,672	1,494	1,932	4,604	2,493
Share-based compensation	4,919	1,897	4,517	9,436	3,363

Non-GAAP income from operations	$45,755	$20,329	$20,893	$66,648	$31,987

Non-GAAP operating margin	40.4%	40.6%	36.4%	39.1%	38.4%

TODAY’S CONFERENCE CALL

Focus Media will host a conference call to discuss the second quarter 2007 financial results and third quarter 2007 business outlook at 9:00 p.m. U.S. Eastern Time on September 27, 2007 (6:00 p.m. U.S. Pacific Time on September 27, 2007; 9:00 a.m. Beijing/Hong Kong time on September 28, 2007). The dial-in details for the live conference call are: U.S. Toll Free Number +1-866-700-7477, Hong Kong dial-in number +852-3002-1672, International dial-in number +1-617-213-8840; Pass code 81045580.

A replay of the call will be available from September 27, 2007 until October 4, 2007 (U.S. Eastern Time). The dial-in details for the replay are: U.S. Toll Free Number +1-888-286-8010; international dial-in number +1-617-801-6888; pass code 34979673. A webcast of this call will also be available live and archived on Focus Media’s website at ir.focusmedia.cn.

ABOUT FOCUS MEDIA HOLDING LIMITED

Focus Media Holding Limited (Nasdaq: FMCN) is the largest digital media group in China, leading China’s digital out-of-home, mobile advertising and internet advertising markets. Based on audience-centric approach, Focus Media provides targeted advertising channels, powered by a broad portfolio of LCD, digital frame, wireless, internet and other new media technologies, which cover specific demographic groups and their daily activities, from office buildings to retail chain stores, residential buildings, shopping malls, golf country clubs, airports, and airport transit buses in China. As of June 30, 2007, Focus Media digital out-of-home had approximately 131,000 LCD display units and 161,400 advertising poster frames, installed in over 90 cities throughout China and 200 outdoor LED displays in Shanghai. Over 4,000 international and domestic advertisers have placed advertisements through our digital out-of-home advertising networks as of June 30, 2007. For more information about Focus Media, please visit our website at ir.focusmedia.cn.

SAFE HARBOR: FORWARD-LOOKING STATEMENTS

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates” and similar statements. Among other things, the Business Outlook section and quotations from management in this press release, as well as Focus Media’s strategic and operational plans, contain forward-looking statements. Focus Media may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission on forms 20-F and 6-K., in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Focus Media’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, risks outlined in Focus Media’s filings with the U.S. Securities and Exchange Commission, including its registration statements on Form F-1, F-3, F-6 and 20-F, in each case as amended. Focus Media does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media contact:

Jie Chen

Tel: +86 21 32124661*6607

Email: ir@focusmedia.cn

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
(U.S. Dollars in thousands)

	2007-6-30	2006-12-31
ASSETS
Current assets
Cash and cash equivalents	$187,592	$164,611
Investment in debt securities	41,317	—
Accounts receivables, net	119,118	61,614
Inventories	2,339	519
Prepaid expenses and other current assets	15,788	5,199
Deposits paid for acquisition of subsidiaries	31,873	3,526
Amount due from related parties	6,832	7,853
Rental deposits	23,365	—
Total current assets	$428,224	$243,322

Rental Deposits	—	11,833
Equipment, net	81,229	70,250
Acquired intangible assets, net	73,009	34,717
Goodwill	924,202	739,744
Other long term assets	20,305	6,376
Total assets	$1,526,969	$1,106,242

LIABILITIES AND SHAREHOLDERS’ EQUITY (DEFICIENCY)
Current liabilities
Short term debt	$394	$2,769
Accounts payable	32,502	5,987
Accrued expenses and other current liabilities	65,179	38,674
Income taxes payable	10,841	4,060
Amount due to related parties	3,055	347
Deferred tax liabilities)	1,098	—
Total current liabilities	$113,069	$51,837

Deferred tax liabilities	6,132	3,303

Total liabilities	$119,201	$55,140

Minority interests	447	358
Shareholders’ equity
Ordinary shares	31	27
Additional paid in capital	1,242,817	709,196
Acquisition consideration to be issued	—	237,879
Retained earnings	148,734	96,195
Accumulated other comprehensive income	15,739	7,447
Total shareholders’ equity	$1,407,321	$1,050,744

Total liabilities and shareholders’ equity	$1,526,969	$1,106,242

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONSOLIDATED STATEMENTS OF OPERATIONS
(U.S. Dollar in thousands, except share data)

	Three months ended			Six months ended
	2007-6-30	2006-6-30	2007-3-31	2007-6-30	2006-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross revenues (note 3):
Digital out-of-home
Commercial Locations	$55,368	$33,406	$34,918	$90,286	$56,868
In-store network	7,998	7,235	7,326	15,324	13,053
In-elevator Poster Frame Network	20,347	10,736	13,854	34,201	17,394
Mobile handset advertising	11,268	3,365	6,020	17,288	3,365
Internet advertising	26,418	—	—	26,418	—
Other revenue	305	233	381	686	690

Total gross revenues	121,704	54,975	62,499	184,203	91,370
Less: Sales taxes	8,429	4,912	5,159	13,588	8,109
Total revenues	113,275	50,063	57,340	170,615	83,261
Cost of revenues (note 4):
Digital out-of-home
Commercial locations	17,868	11,487	12,898	30,766	19,713
In-store Network	5,187	4,394	5,027	10,214	8,367
In-elevator Poster Frame Network	5,265	3,222	4,746	10,011	6,014
Mobile handset advertising	4,569	2,405	2,754	7,323	2,405
Internet advertising	18,405	—	—	18,405	—

Total advertising service costs	51,294	21,508	25,425	76,719	36,499
Other costs	138	80	165	303	312
Total cost of revenues	51,432	21,588	25,590	77,022	36,811
Gross profit	61,843	28,475	31,750	93,593	46,450
Operating expenses:
General and administrative (note 4)	11,646	6,298	8,683	20,329	10,693
Selling and marketing (note 4)	13,154	5,376	9,886	23,040	9,783
Other operating income	(1,121)	(137)	(1,263)	(2,384)	(157)
Total operating expenses	23,679	11,537	17,306	40,985	20,319

Income from operations	38,164	16,938	14,444	52,608	26,131
Interest income, net	1,870	605	2,693	4,563	1,493
Other income (expenses), net	12	(408)	92	104	(479)
Income before tax and minority interests	40,046	17,135	17,229	57,275	27,145
Income tax expense
- Current	2,683	553	1,101	3,784	618
- Deferred	(365)	(180)	(133)	(498)	372
Total income taxes	2,318	373	968	3,286	990

Income before minority interests	37,728	16,762	16,261	53,989	26,155
Minority Interests	13	91	(31)	(18)	51

Net income	$37,715	$16,671	$16,292	$54,007	$26,104
Income per ADS — basic	$0.33	$0.16	$0.15	$0.48	$0.27

Income per ADS — diluted	$0.32	$0.16	$0.15	$0.47	$0.26

Shares used in calculating basic income per ADS	115,701,282	101,826,234	107,179,635	112,102,181	94,735,718

Shares used in calculating diluted income per ADS	119,385,064	106,547,388	110,390,777	115,473,182	99,135,414

FOCUS MEDIA HOLDING LIMITED
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASHFLOWS
(U.S. Dollar in thousands)

	Three months ended		Six months ended
	2007-6-30	2006-6-30	2007-6-30	2006-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Operating activities:
Net income	$37,715	$16,671	$54,007	$26,104
Adjustments to reconcile net income to net cash provided by operating activities:
Minority interest	13	91	(18)	51
Bad debt provision	1,620	575	2,416	770
Share based compensation	4,919	1,896	9,436	3,363
Depreciation and amortization	4,269	3,523	8,108	6,131
Amortization of acquired intangible assets	2,672	1,493	4,604	2,492
Changes in assets and liabilities, net of effects of acquisitions	(21,754)	(11,622)	(21,983)	(21,518)

Net cash provided by operating activities	29,454	12,627	56,570	17,393
Investing activities:
Purchase of equipment and other long term assets	(15,274)	(3,254)	(25,265)	(11,608)
Acquisition of an intangible asset	(105)	—	(105)	—
Purchase of subsidiaries, net of cash acquired	(4,514)	(29,341)	(56,774)	(87,060)
Deposits paid to acquire subsidiaries	(15,198)	—	(35,268)	—
Investment in debt securities	(18,735)	—	(40,715)	—

Net cash used in investing activities	(53,826)	(32,595)	(158,127)	(98,668)
Financing activities:
Proceeds from issuance of ordinary shares, net of issuance costs.	3,063	83,015	120,258	148,680
Proceeds from short-term bank loans	—	23,351	—	24,598
Capital injection from minority shareholders	—	—	97	250
Repayment of short-term bank loans	(656)	(1,247)	(656)	(2,239)
Repayment of short-term other loans	—	(3,734)	(3,115)	(3,813)

Net cash provided by financing activities	2,407	101,385	116,584	167,476
Effect of exchange rate changes	4,994	(596)	7,955	(170)

Net (decrease) increase in cash and cash equivalents	(16,971)	80,821	22,982	86,031
Cash and cash equivalents, beginning of period	204,563	41,863	164,610	36,653

Cash and cash equivalents, end of period	187,592	122,684	187,592	122,684

Supplemental disclosure of cash flow information:
Income taxes paid	297	114	577	114

Interest paid	—	13	—	26

Supplemental disclosure of non-cash investing activity:
Acquisition of subsidiaries:
Value of ordinary share consideration	$11,769	$79,874	$166,050	$365,665
Accounts payable	$1,129	$27,318	$1,129	$27,318

Notes:

Note 1:	Basic income per ADS is computed by dividing income attributable to holders of ordinary shares by the weighted average number of ADS outstanding during the year/period. Diluted income per ADS reflects the potential dilution that could occur if securities or other contracts to issue ADS were exercised or converted into ADS.
Note 2:	The conversion of Renminbi (“RMB”) amounts into USD amounts is based on the rate of USD1 = RMB7.6155 on June 30, 2007.
Note 3:	Details of net revenues are as follows (U.S. Dollars in thousands):

	Three months ended			Six months ended
	2007-6-30	2006-6-30	2007-3-31	2007-6-30	2006-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Gross Advertising Service Revenue:
Digital out-of-home:

Commercial locations
- Unrelated parties	$55,321	$30,564	$32,413	$87,734	$50,586
- Related parties	47	2,842	2,505	2,552	6,382

Total Commercial Locations	55,368	33,406	34,918	90,286	56,868
In-store Network
- Unrelated parties	7,998	6,146	6,011	14,009	11,007
- Related parties	—	1,089	1,315	1,315	2,046

Total in-store network	7,998	7,235	7,326	15,324	13,053
In-elevator Poster Frame Network
- Unrelated parties	20,249	10,736	13,854	34,103	17,394
- Related parties	98	—	—	98	—
Total In-elevator Poster Frame Network	20,347	10,736	13,854	34,201	17,394
Mobile handset advertising

- Unrelated parties	11,179	3,365	6,020	17,199	3,365
- Related parties	89	—	—	89	—
Total mobile handset advertising	11,268	3,365	6,020	17,288	3,365
Internet advertising

- Unrelated parties	26,088	—	—	26,088	—
- Related parties	330	—	—	330	—

Total internet advertising	26,418	—	—	26,418	—
Gross Advertising Services Revenue:	121,399	54,742	62,118	183,517	90,680
Less: Sales taxes:
Commercial locations:	4,308	2,968	3,274	7,582	5,050
In-store Network	754	697	688	1,442	1,221
In-elevator Poster Frame Network	1,799	958	1,185	2,984	1,549

Digital out-of-home	6,861	4,623	5,147	12,008	7,820
Mobile handset advertising	386	289	12	398	289
Internet advertising	1,182	—	—	1,182	—

Total sales taxes:	8,429	4,912	5,159	13,588	8,109
Net Advertising Service Revenue	112,970	49,830	56,959	169,929	82,571
Add: Other revenue:	305	233	381	686	690

Net revenues:	$113,275	$50,063	$57,340	$170,615	$83,261

Note 4: Share based compensations included under SFAS 123R are as follows (U.S. Dollars in thousands):

	Three months ended			Six months ended
	2007-6-30	2006-6-30	2007-3-31	2007-6-30	2006-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
Cost of revenues	$284	$—	$281	$565	$—
Selling and marketing	2,084	341	2,061	4,145	678
General and administrative	2,551	1,556	2,175	4,726	2,685

Sub-total	$4,919	$1,897	$4,517	$9,436	$3,363

Note 5: The Company has performed preliminary purchase price allocation on their acquisition made in the third and fourth quarters of 2006 and the first two quarters of 2007 based on an internal valuation performed by management.  The purchase price allocation will be finalized once the independent valuation analysis is completed.

Note 6: The earnings per ADS is based on the new conversion ratio of 1 ADS to 5 ordinary shares, effective as of April 11, 2007. The comparative numbers haven been adjusted to reflect the conversion.

Focus Media Holding Ltd.
Reconciliation of Non-GAAP to GAAP
(U.S. Dollar in thousands, except percentages, share and per-share data)

	Three months ended			Six months ended
	2007-6-30	2006-6-30	2007-3-31	2007-6-30	2006-6-30
	(unaudited)	(unaudited)	(unaudited)	(unaudited)	(unaudited)
GAAP net income attributable to shareholders	$37,715	$16,671	$16,292	$54,007	$26,104
Amortization of acquired intangible assets	2,672	1,494	1,932	4,604	2,493
Share-based compensation	4,919	1,897	4,517	9,436	3,363

Non-GAAP net income	$45,306	$20,062	$22,741	$68,047	$31,960

GAAP income per ADS — basic	$0.33	$0.16	$0.15	$0.48	$0.27

GAAP income per ADS — diluted	$0.32	$0.16	$0.15	$0.47	$0.26

Non-GAAP income per ADS — basic	$0.39	$0.20	$0.21	$0.61	$0.34

Non-GAAP income per ADS — diluted	$0.38	$0.19	$0.21	$0.59	$0.32

Shares used in calculating basic GAAP /Non-GAAP income per ADS	115,701,382	101,826,234	107,179,635	112,102,181	94,735,718

Shares used in calculating diluted GAAP / Non-GAAP income per ADS	119,385,064	106,547,388	110,390,777	115,473,182	99,135,414

GAAP income from operations	$38,164	$16,938	$14,444	$52,608	$26,131
Amortization of acquired intangible assets	2,672	1,494	1,932	4,604	2,493
Share-based compensation	4,919	1,897	4,517	9,436	3,363

Non-GAAP income from operations	$45,755	$20,329	$20,893	$66,648	$31,987

Non-GAAP operating margin	40.4%	40.6%	36.4%	39.1%	38.4%